Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Rekor Systems, Inc. on Form S-3 of our report dated March 31, 2022, with respect to our audit of the consolidated financial statements of Rekor Systems, Inc. and Subsidiaries as of December 31, 2021 and for the year then ended, which report is included in the Annual Report on Form 10-K of Rekor Systems, Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on September 13, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP
East Hanover, NJ
September 8, 2023